15048421

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Mail Processing Section
MAR 02 2015
Washington DC
403

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 02 2015 WASH., DC 194 SECTION

SEC FILE NUMBER
8- 41256

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pioneer Funds Distributor, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 State Street
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick D. Grecco (617) 422-4654
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/11

PB 3/13/15

OATH OR AFFIRMATION

I, Patrick D. Grecco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pioneer Funds Distributor Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STANLEY A. NAUMNIK, JR.
Notary Public
Commonwealth of Massachusetts
My Commission Expires
February 3, 2017

Notary Public

Signature

VP and Corporate Controller

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PIONEER FUNDS DISTRIBUTOR, INC.
(SEC I.D NO. 8-41256)
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Financial Statements and Supplemental
Schedules as of and for the year ended December 31, 2014
and Report of Independent Registered Public Accounting Firm
Filed Pursuant to 17a-5(e)(3)
As a PUBLIC DOCUMENT

CONTENTS

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116
USA
Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Pioneer Funds Distributor, Inc.:

We have audited the accompanying statement of financial condition of Pioneer Funds Distributor, Inc. ("the Company"), (a wholly owned subsidiary of Pioneer Investment Management Inc.), as of December 31, 2014, and the related statement of operations, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Pioneer Funds Distributor, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the financial statements include significant transactions with affiliates and are not necessarily indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated business.

The supplemental Schedules I, II and III listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 27, 2015

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Statement of Financial Condition

As of December 31, 2014

(Dollars in thousands)

Assets

Cash and cash equivalents (note 2)	$	52,472
Receivables:		
From the sale of Pioneer Family of Mutual Funds		110
Due from affiliates (note 8)		3,656
Other		315
Dealer advances (net of accumulated amortization of $8,369) (note 11)		2,193
Prepaid service fees (net of accumulated amortization of $2,790) (note 11)		731
Property and equipment (net of accumulated depreciation of $278) (note 2)		232
Prepaid expenses and other assets		1,072
Deferred tax asset (note 4)		1,261
Total assets	$	62,042

Liabilities and Stockholder's Equity

Liabilities:		
Distribution and service fees due to brokers and dealers		16,200
Accrued compensation and related benefits		7,778
Accounts payable and accrued expenses		8,316
Due to affiliates		337
Total liabilities		32,631
Stockholder's equity:		
Common stock, $0.10 par value. Authorized 100,000 shares; issued and outstanding 510 shares		—
Additional paid-in capital (notes 6 and 7)		186,543
Accumulated deficit		(157,132)
Total stockholder's equity		29,411
Total liabilities and stockholder's equity	$	62,042

The accompanying notes are an integral part of these financial statements.

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Statement of Operations

Year ended December 31, 2014

(Dollars in thousands)

Revenues:		
Related-party revenues (note 8):		
Marketing and promotional services	$	97,986
Other		7,430
Revenues and other income (note 2):		
Service fee, distribution and underwriting revenues		103,022
Other income		45
Total revenues and other income		208,483
Expenses:		
Related-party expenses (note 8)		16,529
Distribution and administrative expenses:		
Service fee expense		66,035
Distribution fee expense		35,038
Compensation and related benefits		42,700
Sales and marketing		32,881
Rent and facilities expenses		2,919
Data processing		2,281
Travel and entertainment		1,446
Share-based compensation (note 6)		34
Depreciation and amortization		37
Other		3,211
Total expenses		203,111
Income before provision for income taxes		5,372
Provision for income taxes (note 4)		2,732
Net income	$	2,640

The accompanying notes are an integral part of these financial statements.

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2014

(Dollars in thousands)

	Common stock		Additional paid-in capital	Accumulated deficit	Total stockholder's equity
	Number of shares	Amount			
December 31, 2013, as previously reported	510	$ —	$ 245,834	$ (160,770)	$ 85,064
Revision of receivable due from Parent and affiliate (note 2b)	—	—	(67,507)	—	(67,507)
Revision of deferred tax asset (note 2b)	—	—	—	998	998
December 31, 2013, as revised	510	—	178,327	(159,772)	18,555
Net income	—	—	—	2,640	2,640
In-kind intercompany contribution to capital	—	—	8,182	—	8,182
Share-based compensation (note 7)	—	—	34	—	34
December 31, 2014	510	$ —	$ 186,543	$ (157,132)	$ 29,411

The accompanying notes are an integral part of these financial statements.

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer Investment Management, Inc.)

Statement of Cash Flows

Year ended December 31, 2014

(Dollars in thousands)

Cash flows from operating activities:		
Net income	$	2,640
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes, net		(423)
Depreciation and amortization		37
Share-based compensation		34
Changes in operating assets and liabilities:		
Increase in receivable from the sale of Pioneer Family of Mutual Funds		(3)
Decrease in due from affiliates		180
Decrease in other receivables		122
Decrease in dealer advances, net		88
Decrease in prepaid service fees, net		29
Increase in prepaid expenses and other assets		(84)
Decrease in distribution and service fees due to brokers and dealers		(316)
Increase in accrued compensation and related benefits		261
Increase in accounts payable and accrued expenses		1,633
Decrease in due to affiliates		(693)
Net cash provided by operating activities	$	3,505
Cash flows from investing activities:		
Purchases of property and equipment		(3)
In-kind intercompany contribution to capital		8,182
Net cash provided by investing activities	$	8,179
Net increase in cash and cash equivalents	$	11,684
Cash and cash equivalents, beginning of year		40,788
Cash and cash equivalents, end of year	$	52,472
Noncash information:		
Share-based compensation	$	34

The accompanying notes are an integral part of these financial statements.

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Notes to Financial Statements

December 31, 2014

(Dollars in thousands)

(1) Nature of Operations and Organization

(a) Nature of Operations

Pioneer Funds Distributor, Inc. (the Company), a Massachusetts corporation, serves as the principal underwriter and distributor of shares of the Pioneer Family of Mutual Funds (the Pioneer Funds), utilizing a large network of independent broker-dealers. In addition, the Company serves as the exclusive distributor of the Pioneer Variable Contracts Trust. The Company is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC).

(b) Organization

The Company is a wholly owned subsidiary of Pioneer Investment Management, Inc. (PIM). PIM is a wholly owned subsidiary of Pioneer Investment Management USA Inc. (PIM USA), which is a wholly owned subsidiary of Pioneer Global Asset Management S.p.A. (PGAM). PGAM is a global asset management holding company and is a wholly owned subsidiary of UniCredit Group S.p.A. (UCG).

These financial statements were prepared from separate records maintained by the Company, which include significant transactions with PGAM, PIM, PIM USA, and other affiliates. As such, these financial statements are not necessarily indicative of the conditions that would have existed had the Company operated as an unaffiliated company.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP), which require the use of management estimates and assumptions that affect the amounts reported in the financial statements and related disclosures. Actual results could differ from those estimates. All amounts are expressed in U.S. dollars unless otherwise specified.

(b) Revision of Financial Presentation

In previously issued financial statements, the Company accounted for cash and investments transferred between it, and the Parent and certain affiliates as resulting in amounts due from and due to those related entities. Because it is not the Company's or the related entities' intent to settle such balances, the Company has determined that the appropriate accounting for these transactions is through equity as a component of stockholder's equity. Accordingly, the Company has revised the previous financial statements to correct the accounting by reducing receivable due from Parent and affiliates and reducing opening additional paid-in capital as of December 31, 2013 by $67,507. This revision has no effect on gross margin dollars, net income, or net capital.

In addition, the Company has determined that in prior years the measurement and recognition of deferred tax balances resulted in an error in the accounting for the related deferred tax expense, thus resulting in adjustments to amounts previously recognized through net income. Accordingly, the Company has revised the previous financial statements to correct the error in deferred tax assets, resulting in a correction of opening accumulated deficit as of December 31, 2013 of $998. This revision has no effect on gross margin dollars or net capital.

(c) ***Unsettled Sales of Mutual Fund Shares***

The Company records accounts receivable from sales of mutual fund shares and accounts payable for mutual fund shares sold on a trade-date basis. The receivable from broker-dealers for sales of mutual fund shares and the corresponding payable to the Pioneer Family of Mutual Funds for unsettled fund shares sold are presented on a net basis. The net presentation of these receivables and payables is determined based on the Company's role as an agent, rather than as a principal, regarding these transactions, in that the Company is acting as a conduit between two counterparties, the broker-dealers and the Pioneer Funds, and bears no financial responsibility to either party.

(d) ***Recognition of Revenue and Expenses***

The Company's revenue is largely dependent on the total value and composition of assets under management of PIM USA and its subsidiaries, which includes domestic and international equity and debt portfolios; accordingly, fluctuations in financial markets and in the composition of assets under management affect revenue and results of operations. Revenue is recorded on an accrual basis.

The Company has contractual arrangements with third parties to provide distribution-related services. Management's determination of whether revenue should be reported gross based on the amount paid by the funds is based on management's assessment that the Company is acting as the principal service provider. The primary factors considered in assessing the nature of the Company's role include (1) whether the Company is responsible for the fulfillment of the obligation, including the acceptability of the services provided; (2) whether the Company has reasonable latitude to establish the price of the service provided; (3) whether the Company has the discretion to select the service provider; and (4) whether the Company assumes credit risk in the arrangement.

Distribution revenues include distribution fees earned based on an annual rate of 0.75% of net assets of Class B and Class C shares of the Pioneer Funds and 0.25% per annum for Class R shares. Service fee revenues include a service fee (calculated at an annual rate of 0.25%) that is collected by the Company as reimbursement from the Pioneer Funds for service fees prepaid to brokers and dealers in the initial year that an account is established. Distribution and service fees for all share classes are recorded in revenue as earned, gross of any third-party distribution and service fee payments made.

In subsequent years, these distribution and service fees are collected by the Company and remitted to third-party brokers and dealers as compensation pursuant to the underlying funds' distribution plans. The expenses associated with third-party distribution and service fee arrangements are recorded in distribution and service fee expense, respectively, as the services are provided by the third party.

(Dollars in thousands)

Effective January 1, 2010, the Company suspended sales of Class B shares. Starting at that point, additional investment in this share class was limited to exchanges and the reinvestment of distributions by existing Class B shareholders. As of the close of business on November 10, 2014, all outstanding Class B shares were converted to Class A shares.

Underwriting revenues consist of underwriting commissions and commissions as dealer earned from the distribution of Class A Pioneer Funds' shares and are recorded as income on the trade (execution) date. For Class A shares, the shareholder pays an underwriter commission to the Company of up to 0.75% of the dollar value of the shares sold. Underwriter commissions are recorded in revenue at the time of sale. Under certain conditions, the Company may waive the front-end sales load of Class A shares and sell the shares at net asset value.

Variable annuity commissions are earned on the distribution of variable annuity contracts. Other income primarily consists of interest and dividend income. Related-party revenue primarily consists of income earned from other PGAM affiliates (see note 8). Operating expenses are recorded on the accrual basis.

(e) Cash and Cash Equivalents

The Company considers cash equivalents as liquid investments with original maturities of fewer than 90 days and are carried at fair value. Cash and cash equivalents at December 31, 2014 consist of $52,472, including cash equivalents comprising amounts in the Pioneer Cash Reserves Fund of $33,000. These funds are necessary in order to maintain the Company's required net capital level, and are therefore non-temporary in nature. Cash and cash equivalents also includes checking and other accounts of $19,472, representing funds used in the normal day-to-day operations of the Company.

(f) Fair Value Measurements

The Company follows Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures* (ASC 820). In accordance with ASC 820, fair value is defined as the price that the Company would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market of the investment. ASC 820 established a three-tier hierarchy for measuring fair value and enhancing disclosure. The three-tier hierarchy of inputs is summarized in the three broad levels listed below:

- Level 1 – quoted pricing in active markets for identical instruments.
- Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risks, etc.).
- Level 3 – significant unobservable inputs (including management's own assumptions in determining the fair value of investments).

(Dollars in thousands)

Changes in valuation techniques may result in transfers in or out of current assigned levels within the hierarchy. The Company recognizes transfers, if any, between fair value hierarchy levels at the end of the reporting period. There were no transfers between the assigned hierarchy levels during the year.

As of December 31, 2014, the Company's investment in the Pioneer Cash Reserves Fund of $33,000 (reported as a component of Cash and cash equivalents in the accompanying Statement of Financial Condition), is classified using Level 1 inputs.

(g) Foreign Currency Transactions

Assets and liabilities denominated in foreign currencies are translated at applicable rates as of the balance sheet date. Revenues and expenses are translated using average exchange rates. Gains and losses realized on foreign currency transactions principally relate to the settlement of share-based payment arrangements and intercompany arrangements and are included in other income in the accompanying statement of operations.

(h) Property and Equipment

Property and equipment are reported at cost less accumulated depreciation computed on a straight-line basis over the estimated useful lives, which range between three and five years for furniture and fixtures and over the lease term for leasehold improvements. Additions, renewals, and betterments of fixed assets are capitalized. Expenditures for maintenance and repairs are charged to expense when incurred. At December 31, 2014, property and equipment amounted to $232, net of accumulated depreciation of $278. Depreciation expense for the year ended December 31, 2014 was $37 and is included in depreciation and amortization in the accompanying statement of operations.

(i) Concentrations of Credit Risk

The Company is primarily engaged in the selling of shares of the Pioneer Funds. In the event counterparties relating to service fee, distribution and underwriting revenues do not fulfill their obligations to the Company, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company has certain cash balances that exceed the insured limits set by the Federal Deposit Insurance Corporation (FDIC) in the United States, which exposes the Company to credit risk. The Company does not believe that cash balances are subject to any unusual risk associated with the Company's activities.

(j) Legal and Other Loss Contingencies

The Company, PIM, PIM USA, PGAM, and UCG are subject to claims pursuant to U.S. lawsuits, which seek damages, including trebled damages, in amounts, which could, if assessed, be significant. As of February 27, 2015, management is not aware of any litigation matters affecting the Company.

The Company records liabilities for contingencies when it is probable that a liability has been incurred before the balance sheet date and the amount can be reasonably estimated. Significant management judgment is required to comply with this guidance. The Company analyzes its litigation exposure based on available information, including consultation with outside counsel handling the defense of these matters, to assess its potential liability. Contingent liabilities, if any, are not discounted.

(k) Share-Based Compensation

Certain employees of the Company are eligible to participate in various share-based and incentive compensation plans established by PGAM. Share-based awards under these plans are classified as liability awards. Liability classified awards are recognized at estimated fair value at the date of grant, and the Company recognizes compensation expense on a straight-line basis (net of estimated forfeitures) over the requisite service period, which is generally the vesting period. Shares are remeasured at each reporting period through the date of settlement. Consequently, compensation cost recognized at each reporting period during the vesting period (as well as during each period thereafter through the settlement date) will vary based on the changes in the award's fair value.

An increase in the fair value of an award will increase compensation cost (i.e., expense) whereas a decrease in the fair value of an award is recorded as a reduction in compensation cost (i.e., benefit) in the statement of operations.

As these plans have been established by PGAM and not the Company, compensation expense recognized in the accompanying statement of operations is reflected as a contribution to additional paid-in capital in the statement of changes in stockholder's equity. See note 6 for further discussion.

Share-based compensation expense for the year ended December 31, 2014 was $34.

(l) Income Taxes

The Company files in various states, either separately or as part of a combined return. The Company is not taxable in any foreign jurisdictions. Consolidated income tax provisions are allocated among the companies based on the income tax expenses that would have been recognized had separate returns been filed for each entity or when subsidiary losses are utilized in consolidation, pursuant to the modified separate return method. The Company follows an asset and liability approach to accounting for income taxes, which generally requires that deferred income taxes be recognized when assets and liabilities have different values for financial statement and tax reporting purposes. Deferred income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts and tax bases of the Company's assets and liabilities measured using rates expected to be in effect when such differences reverse. U.S. GAAP allows for the recognition of deferred tax assets that are more likely than not to be realized in future years. If necessary, a valuation allowance is established to reduce the carrying amount of deferred income taxes to amounts that are more likely than not to be realized.

(Dollars in thousands)

The Company follows the provisions of FASB ASC 740, *Accounting for Uncertain Tax Positions*, which applies a more likely than not threshold to the recognition and derecognition of uncertain tax positions. The Company is permitted to recognize the tax benefit of uncertain tax positions only when the position is more likely than not to be sustained upon examination by the tax authorities based on the position's technical merit. The amount recognized is that which represents the amount of tax benefit that has a greater than 50% likelihood of being ultimately realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the period of such change.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in its provision for income taxes and includes these amounts in its liability for unrecognized tax benefits.

(m) New Accounting Standards Not Yet Adopted

In May 2014, FASB issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers*, which supersedes existing accounting standards for revenue recognition and creates a single framework. The standard also specifies the accounting for certain costs to obtain or fulfill a contract with a customer. The new guidance is effective for the Company's fiscal year that begins on January 1, 2018, and requires either a retrospective or a modified retrospective approach to adoption. The Company is currently evaluating the potential impact on its Financial Statements and the related disclosures, as well as the available transition methods. Early adoption is prohibited.

(n) Subsequent Events

In preparing these financial statements, the Company has evaluated subsequent events after December 31, 2014 through the date the financial statements were issued. There were no subsequent events since December 31, 2014 that would require adjustment to or additional disclosure in these financial statements.

(3) Net Capital and Reserve Requirements

As a distributor and underwriter, the Company is subject to the SEC's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined under Uniform Net Capital Rule 15c3-l (Rule 15c3-1). Net capital may fluctuate on a daily basis. The Company has elected and uses the Alternative Standard as its method of net capital computation, in which the minimum net capital required is the greater of $250 or 2% of aggregate debits. The Company's net capital, as computed under Rule 15c3-l, was $19,155 at December 31, 2014, which exceeds minimum net capital required of $250 by $18,905.

The Company is exempt from the reserve requirements of Rule 15c3-3 since it does not carry customer margin accounts; promptly transmits all customer funds and delivers all securities received in connection with activities as a broker-dealer; does not otherwise hold funds or securities for, or owe money or securities to, customers; and effects all customer receipts and disbursements through a special account for the benefit of customers.

(Dollars in thousands)

(4) Income Taxes

The Company accounts for income taxes according to the asset and liability method. Under this method, deferred tax assets and deferred tax liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted tax laws and rates that will be in effect when the differences are expected to reverse.

Income tax expense consisted of the following:

Current:		
Federal	$	2,742
State		413
		3,155
Deferred:		
Federal		(361)
State		(62)
		(423)
Total tax expense	$	2,732

The following reconciles the Company's effective tax rate from the U.S. federal statutory tax rate to such amount for the year ended December 31, 2014:

Federal statutory tax rate	35.00%
Changes in tax rate resulting from:	
Nondeductible items (i.e., meals, entertainment, etc.)	12.20
State income tax (net of effect on federal income tax)	4.24
Other, net	(0.58)
Effective tax rate	50.86%

In keeping with Company policy, current year state income tax includes net worth/franchise taxes of $2.

The Company follows the provisions of ASC 740 in accounting for unrecognized tax benefits. The liability for unrecognized tax benefits at December 31, 2014 of $65 includes accrued interest and penalties of $21 of which approximately $5 was recognized in the statement of operations in 2014.

(Dollars in thousands)

The tax years from 2011 and forward remain open to examination by the major jurisdictions in which the Company is subject to tax.

The components of deferred income taxes recorded in the accompanying statement of financial condition comprise a net deferred tax asset of approximately $1,261. The approximate income tax effect of each type of temporary difference is as follows:

Deferred tax assets:		
Compensation related	$	1,984
Capital loss carryforward		518
Other		251
		2,753
Valuation allowance		(518)
Total deferred tax assets		2,235
Deferred tax liabilities:		
Dealer advances		(838)
Net deferred intercompany gains on marketable securities		(136)
		(974)
Net deferred tax asset	$	1,261

At December 31, 2014, the Company had a tax-effected valuation allowance of $518. The Company does not have sufficient evidence to determine if sufficient capital gains will be generated in future tax periods and, therefore, has recorded a valuation allowance against the capital loss deferred tax asset. The capital losses expire in 2015.

Based on the Company's historical and current pretax earnings, management believes it is more likely than not that the Company will realize the deferred income tax assets existing at December 31, 2014, except as discussed above. Management believes that existing net deductible temporary differences, which give rise to deferred tax assets, will reverse during periods in which the Company generates net taxable income. In addition, gross deductible temporary differences are expected to reverse in periods during which offsetting gross taxable temporary differences are expected to reverse.

(5) Benefit Plans

PIM USA and its subsidiaries have two defined contribution benefit plans for eligible employees: a retirement benefit plan and a savings and investment plan (Benefit Plans) qualified under Section 401 of the Internal Revenue Code. PIM USA makes contributions to a trustee, on behalf of eligible employees, to fund both Benefit Plans.

(Dollars in thousands)

Both of the Benefit Plans cover all full-time employees who have met certain age and length-of-service requirements. PIM USA contributes to the retirement benefit plan an amount that would purchase a certain targeted monthly pension benefit at the participant's normal retirement date. Participants in the savings and investment plan may voluntarily contribute up to 50% of their compensation, and PIM USA will match this contribution up to 2.5% of eligible compensation. For the year ended December 31, 2014, the Company's allocated expenses under the retirement benefit plan were $1,128, and the Company's direct expenses under the savings and investment plan were $312. Both of these expenses are included as a component of compensation and related benefits in the accompanying Statement of Operations.

(6) Incentive Plans

PIM USA and its subsidiaries do not have a share-based compensation plan for its employees, but certain senior executives of the Company participate in several of PGAM's incentive plans.

2005 LTIP

In December 2005, PGAM's Board of Directors approved the 2005 Long Term Incentive Plan (2005 LTIP). The 2005 LTIP provides for the payment of a cash incentive that is determined on a basis of an index that reflects, among other things, the UCG stock appreciation and the profitability of the consolidated PGAM Group of Companies. Units granted under the 2005 LTIP are linked to a weighted variation in the index, have a 3-year vesting (cliff vest) period, and expire 10 years from the grant date.

Stock option transactions under the 2005 LTIP are as follows:

	Options	Weighted average exercise price
Outstanding at January 1, 2014	8,696,324	€ 1.00
Forfeitures during 2014	-	€ 1.00
Transferred to PIM USA during 2014	(1,029,767)	€ 1.00
Outstanding at December 31, 2014	7,666,557	€ 1.00
Exercisable at December 31, 2014	7,666,557	€ 1.00

The aggregate intrinsic value of the stock options outstanding as of December 31, 2014 under the 2005 LTIP is $0, computed using the base index of one euro in accordance with the terms of the plan. There were 7,668,557 exercisable stock options under the 2005 LTIP as of December 31, 2014. The weighted average remaining life of the stock options outstanding under the 2005 LTIP is approximately 1.8 years.

The fair value of each option is estimated using a Hull-White binomial or trinomial model specific for employee stock options valuation method. Assumptions about the stock price volatility and dividend yield have been based on the data related to 10 comparable U.S. based publicly traded asset management

(Dollars in thousands)

companies. The expected term of the option is based on the Company's historical data such as employee option exercise and employee past-vesting departure behavior. The risk free rate for the expected term of the option is based on a zero coupon euro-denominated yield curve. These options related to these plans are remeasured at each reporting date through the date of settlement.

	2005 LTIP
Expected term of options (years)	3
Volatility	26.21%
Risk free rate (zero coupon curve)	0.34
Dividend yield	0.10

2008 LTIP

In October 2008, PGAM's Board of Directors approved the 2008 Long Term Incentive Plan (2008 LTIP). The 2008 LTIP comprise two components, Units of Profit (options) and Units of Investment. The options provide for the payment of a cash incentive that is determined on a basis of an index, which reflects, among other things, the UCG stock appreciation and the profitability of the consolidated PGAM Group of Companies. Options granted under the 2008 LTIP are linked to a weighted variation in the index and have a 38-month vesting period (cliff vest) expiring 74 months from the grant date. The Unit of Investment component vested and was paid during 2012. All remaining options under the 2008 LTIP expired on December 31, 2014.

Stock option transactions under the 2008 LTIP are as follows:

	Options	**Weighted average exercise price**
Outstanding at January 1, 2014	3,720,673	€ 1.00
Forfeitures during 2014	(435,755)	€ 1.00
Transferred to PIM USA during 2014	(268,156)	€ 1.00
Expired awards during 2014	(3,016,762)	€ 1.00
Outstanding at December 31, 2014	-	€ 1.00
Exercisable at December 31, 2014	-	€ 1.00

(Dollars in thousands)

2011 Plan

In January 2012, the PGAM's Board of Directors approved the Pioneer Global Asset Management Share-Based Incentive Plan 2011 (2011 Plan). The 2011 Plan provides for the free award to participants of promises of shares allowing them to receive, at the end of the vesting period, newly issued restricted shares of PGAM. These restricted shares do not bear any voting rights and shall have no option rights on the shares to be issued in the event of share increases. The allotment of the restricted shares to each of the participants is subject to the participant entering into a call option and pre-emption agreement to the benefit of UCG, as well as making an election (within 30 days of the grant date) between the Short Vesting and the Long Vesting (as defined below).

Short Vesting – Vesting 3 years. The promise of shares will be settled in cash only, based on the underlying value of the shares at the vesting date.

Long Vesting – Vesting 5 years. The promise of shares will be settled in PGAM shares. Participants will have the opportunity to decide at the vesting date whether to keep, sell in full or in part the shares. The additional considerations assumed under the Long Vesting provision are the opportunity to become a shareholder of PGAM after the vesting date, right to future dividends to each share following vesting date, and 2 additional shares for every 10 awarded (with the award letter).

Regardless of the Participants' elections, the PGAM Board may elect to settle all, none, or some, of the awards in cash.

Outstanding and exercisable restricted shares under the 2011 Plan are as follows:

	3 Year Shares	5 Year Shares	Total
Outstanding at January 1, 2014	4,260	68,172	72,432
Forfeitures during 2014	(4,260)	(30,678)	(34,938)
Transferred to PIM USA during 2014	-	(5,112)	(5,112)
Outstanding at December 31, 2014	-	32,382	32,382
Exercisable at December 31, 2014	-	-	-

There were no exercisable restricted shares under the 2011 Plan as of December 31, 2014. The weighted average remaining life of the restricted shares outstanding under the 2011 Plan is approximately 17.1 years.

(Dollars in thousands)

2012 Plan

In September 2012, PGAM's Board of Directors approved the Pioneer Global Asset Management Share-Based Incentive Plan 2012 (2012 Plan). The 2012 Plan provides for the awards of Units, which entitle a participant to receive, under certain conditions as set forth in the 2012 Plan, Restricted Shares or a cash payment based on the value of such Restricted Shares of PGAM. Units will vest at the end of the four-year anniversary of the date of grant. The allotment of the restricted shares to each of the participants is subject to the participant entering into a call option and pre-emption agreement to the benefit of UCG.

	4 Year Shares
Outstanding at January 1, 2014	71,182
Forfeitures during 2014	(36,074)
Transferred to PIM USA during 2014	(4,402)
Outstanding at December 31, 2014	30,706
Exercisable at December 31, 2014	-

There were no exercisable restricted shares under the 2012 Plan as of December 31, 2014. The weighted average remaining life of the restricted shares outstanding under the 2012 Plan is approximately 18.1 years.

2013 Plan

In December 2013, PGAM's Board of Directors approved the Pioneer Global Asset Management Share-Based Incentive Plan 2013 (2013 Plan). The 2013 Plan provides for the awards of Units, which entitle a participant to receive, under certain conditions as set forth in the 2013 Plan, Restricted Shares or a cash payment based on the value of such Restricted Shares of PGAM. Units will vest at the end of the four-year anniversary of the date of grant, and expire on the 14th anniversary of the award. The allotment of the restricted shares to each of the participants is subject to the participant entering into a call option and pre-emption agreement to the benefit of UCG.

The awards were granted to employees of the Company on March 10, 2014.

(Dollars in thousands)

	4 Year Shares
Outstanding at January 1, 2014	-
Grants during 2014	58,385
Forfeitures during 2014	(26,006)
Transferred to PIM USA during 2014	(4,015)
Outstanding at December 31, 2014	28,364
Exercisable at December 31, 2014	-

There were no exercisable restricted shares under the 2013 Plan as of December 31, 2014. The weighted average remaining life of the restricted shares outstanding under the 2013 Plan is approximately 13.2 years.

For the year ended December 31, 2014, the net compensation related expense associated with the plans noted above and recorded in the Statement of Operations amounted to $34. The net expense comprises compensation expense related to the vesting of units and restricted shares, as well as a net expense due to the increase in total fair value of units, restricted shares and options, whether vested or unvested.

(7) Capital Contributions

Certain intercompany and affiliate transactions among the Company, PIM, and PIM USA principally relating to share-based compensation, are recorded as an expense on the accompanying Statement of Operations and Share-based compensation in the accompanying Statement of Changes in Stockholder's Equity. For the year ended December 31, 2014, the underlying transactions relating to share-based compensation awards totaled $34.

(8) Related-Party Transactions

In connection with a service agreement with PIM, the Company charges PIM a fee to provide certain marketing and promotional services. The fee is charged at 105% of applicable operating costs of the Company. For the year ended December 31, 2014, amounts allocated to PIM amounted to $97,986 and are classified as marketing and promotional services revenue in the accompanying statement of operations.

Other related-party revenue of $7,430 includes amounts the Company earned from other PGAM affiliates for marketing, salaries, and operating expenses incurred on their behalf. As of December 31, 2014, the Company was due $3,656 from other PGAM affiliates for which cash settlement is expected.

The Company also has an expense sharing agreement with PIM USA in which the Company is allocated a pro rata portion of certain general and administration expenses incurred by PIM USA. These expenses

(Dollars in thousands)

include professional fees, space expenses, and other general operating expenses. For the year ended December 31, 2014, the Company was allocated $13,980, as follows:

Compensation and related benefit expenses	$	10,049
Professional services and facilities related expenses		3,703
Other general and administrative expenses		228
	$	13,980

Approximately $2,549 has been included in related-party expenses as reimbursements to affiliates for operating expenses incurred on the Company's behalf. All transactions with PIM, PGAM, and other affiliates are charged or credited through intercompany accounts and may not be the same as those, which would otherwise exist or result from agreements and transactions among unaffiliated third parties. However, the Company believes that it is in compliance with the transfer pricing regulations of the Internal Revenue Service. Receivable and payable balances with US affiliates are treated as components of shareholder's equity.

Income tax expenses / refunds of the Company are paid to / reimbursed by PIM USA based on the results of the consolidated federal and the various state income tax returns.

(9) Commitments and Contingencies

The Company is party to various operating leases. Future minimum payments under such leases amount to $130 in 2015, $133 in 2016, $129 in 2017, $133 in 2018, $137 in 2019, and $500 thereafter. The Company incurred rental and annual operating and tax expenses of approximately $1,845, which is comprised of direct leases of $153, and allocated rent expense from PIM USA's master lease of $1,692, based on square foot occupancy (reported as a component of rent and facilities expenses in the accompanying statement of operations) for the year ended December 31, 2014.

(10) Indemnifications

The Company may enter into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, since inception and commencement of operations, the Company has not had any claims or losses pursuant to these contracts, and expects the risk of loss to be remote.

(11) Dealer Advances and Prepaid Service Fees

Certain of the Pioneer Funds maintain a multiclass share structure whereby the participating funds offer traditional front-end load shares (Class A shares), back-end load shares (Class B and Class C shares), and no load shares (Class R, Class Y, and Class Z shares). Class B shares do not require the investor to pay any sales charge unless there is a redemption within five years. Class C shares may require the investor to pay a contingent deferred sales charge (CDSC) if there is a redemption within one year. The Company pays

upfront sales commissions (dealer advances) to broker dealers of up to 4% of the sales transaction amount on Class B shares and 1% on Class C shares. The participating Pioneer Funds pay the Company distribution and service fees based on their net assets invested in Class B, Class C, and Class R shares, subject to annual renewal by the participating Pioneer Funds' Board of Trustees. The distribution fee is 0.75% per annum for Class B and Class C shares, and 0.50% per annum for Class R shares. A service fee of 0.25% per annum is paid to the Company for Class B and Class C shares, and in the case of Class R shares, a service fee of up to 0.25% per annum may be charged. In addition, the Company is paid a CDSC on Class A, Class B and Class C shares redeemed within the minimum holding period. The CDSC is paid based on the lower of original cost or current market value as follows: up to 1% on Class A shares, at declining rates starting at 4% on Class B shares and 1% on Class C shares.

The Company capitalizes and amortizes Class C dealer advances for financial statement purposes over a 12-month period. Amortization is included in distribution fee expense in the accompanying statement of operations. The Company deducts the dealer advances in full for tax purposes in the year such advances are paid. Distribution fees received by the Company from participating funds are recorded in income as earned, gross of any third-party distribution payments made to third parties. CDSCs received by the Company from redeeming shareholders are recognized as revenue. Prepaid service fees are capitalized and amortized for financial statement purposes over a 12-month period. Amortization is included in service fee expense in the accompanying statement of operations.

Schedule I

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer Investment Management, Inc.)

Computation of Net Capital under Rule 15c3-1 of the

Securities Exchange Act of 1934

As of December 31, 2014

(Dollars in thousands)

		As Amended
Computation of net capital:		
Stockholder's equity	$	29,411
Deduct nonallowable assets:		
Due from affiliates		(3,656)
Prepaid service fees and dealer advances		(2,924)
Other assets		(3,854)
Haircuts on securities		(660)
Add deferred income taxes, associated with dealer advances		838
Net capital		19,155
Computation of basic net capital requirement:		
Minimum net capital required (greater of $250,000 or 2% of aggregate debits)		250
Net capital in excess of requirement	$	18,905

As required by the Securities and Exchange Commission (SEC), the Company has filed financial statements in the form prescribed by the SEC on Part II A of the FOCUS report as of December 31, 2014 (Original Filing). A reconciliation with the Company's computation (included in Part II A of Form X-17A-5 as of December 31, 2014) is shown below. No material differences exist between the above net capital computation and the Company's amended unaudited Form X-17A-5 Part IIA filed on February 27, 2015. See note 2b within the financial statements for further explanation.

		Original Filing	Difference from above
Computation of net capital:			
Stockholder's equity	$	87,738	58,327
Deduct nonallowable assets:			
Due from affiliates		(63,347)	(59,691)
Prepaid service fees and dealer advances		(2,924)	—
Other assets		(2,490)	1,364
Haircuts on securities		(660)	—
Add deferred income taxes, associated with dealer advances		838	—
Net capital		19,155	—
Computation of basic net capital requirement:			
Minimum net capital required (greater of $250,000 or 2% of aggregate debits)		250	—
Net capital in excess of requirement	$	18,905	—

Schedule II

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Computation for Determination of Reserve Requirements

For Broker Dealers under Rule 15c3-3 of the Securities Exchange Act of 1934

As of December 31, 2014

Pioneer Funds Distributor, Inc. is exempt from the reserve requirements of Rule 15c3-3, as it does not carry customer margin accounts; promptly transmits all customer funds and delivers all securities received in connection with activities as a broker-dealer; does not otherwise hold funds or securities for, or owe money or securities to, customers, and effects all customer receipts and disbursements through a special account for the benefit of customers. Accordingly, the computations for determination of reserve requirements pursuant to Rule 15c3-3 are not applicable.

Schedule III

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer Investment Management, Inc.)

Information Relating to the Possession of Control Requirements

Under Rule 15c3-3 of the Securities Exchange Act of 1934

As of December 31, 2014

Pioneer Funds Distributor, Inc. is exempt from the reserve requirements of Rule 15c3-3, as it does not carry customer margin accounts; promptly transmits all customer funds and delivers all securities received in connection with activities as a broker-dealer; does not otherwise hold funds or securities for, or owe money or securities to, customers, and effects all customer receipts and disbursements through a special account for the benefit of customers. Accordingly, the information relating to the possession of control requirements pursuant to Rule 15c3-3 is not applicable.

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116
USA
Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Pioneer Funds Distributor, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Pioneer Funds Distributor, Inc. (the "Company") identified the following provisions of 17 C.F.R.§15c3-3(k) under which the Company claimed an exemption from 17 C.F.R.§240.15c3-3 paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions for the period June 1, 2014 through December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 27, 2015

PIONEER Investments®

The Exemption Report

We as members of management of Pioneer Funds Distributor, Inc. ("the Company") are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: ((k)*(2)(i)*) (the "exemption provisions"). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)*(2)(i)*) (the "exemption provisions") and,
(2) We met the identified exemption provisions for the period June 1, 2014 through December 31, 2014 without exception.

Signature

Patrick Grecco
Vice President, Corporate Controller
Pioneer Funds Distributor, Inc.

Pioneer Funds Distributor, Inc.
60 State Street
Boston , MA 02109-1820